Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[redacted]

05010614

4 August 2005

File No. 82-5162

SUPPL

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

RECEIVED

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Annual Return
2. Latest resolutions
3. Full copy of revised Articles of Association

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

8/22

Companies House
— for the record —

[82-5162]

Company Name
MICHAEL PAGE INTERNATIONAL PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3310225
Information extracted from Companies House records on
8th January 2005

Section 1: Company details

Ref: 3310225/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Page House 39-41 Parker Street London WC2B 5LN**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Capita Irg The Registry 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Robert Kevin LOUREY** This is a service address for the beneficiary of a Confidentiality Order. **Address** **The Boc Group** **Chertsey Road** **Windlesham** **Surrey** **GU20 6HJ** **Date of birth** **19/03/1957** **Nationality** **French** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Robert Kevin LOUREY ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Adrian Alastair MONTAGUE** **Address** **Pegsdon Barns** **Pegsdon** **Hitchin** **Hertfordshire** **SG5 3JZ** **Date of birth** **28/02/1948** **Nationality** **British** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Adrian Alastair MONTAGUE ceased to be director (if applicable) __/__/____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	357,202,799	3,572,028
—	—	—
—	—	—
—	—	—

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

357,202,799

Aggregate Nominal Value of issued shares

3,572,028

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/01/2004

> **REMEMBER:**

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Run Date: 04-AUG-2005 02:27PM
Ref: RS2650 V4.1p
Company Code: MPAI

Registered Share Holder List

MICHAEL PAGE INTERNATIONAL PLC

Name and Address	ORD 1P
ABI (PREMISES) LTD 51 GRESHAM STREET, LONDON, EC2V 7HQ	1
ADAM & COMPANY (NOMINEES) LIMITED TIMLCHAR ACCT 22 CHARLOTTE SQUARE, EDINBURGH, EH2 4DF	1,377
MR CHRISTOPHER JOHN GARETH ADAMS 32 SEVILLE STREET, LANE COVE, SYDNEY, NSW 2066, AUSTRALIA	5,714
FABRICE ALLARD 10 RUE GAMBETTA, 92150 SURESNES, FRANCE	4,000
ALLIANCE TRUST SAVINGS NOMINEES LIMITED P.O. BOX 164, MEADOW HOUSE, 64 REFORM STREET, DUNDEE, DD1 9YP	4,206
ALLSEC NOMINEES LIMITED MEADOW HOUSE, 64 REFORM STREET, DUNDEE, DD1 1TJ	2,200,000
MISS ANJU ALUWALIA 89 ST AWDRYS ROAD, BARKING, ESSEX, IG11 7QB	338
AMP CLIENT HSBC CUSTODY NOMINEE (UK) LIMITED 767978 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	10,000
APOLLO NOMINEES LTD CRE ACCT 1 FINSBURY AVENUE, LONDON, EC2M 2PP	965,257
MS JANET ELSPETH MARY ARNOLD FLAT 4, 29 BOLTON GARDENS, LONDON, SW5 0AQ	2,857
ASA INTERNATIONAL HOLDINGS LTD REG NO SC 109666 6 COATES CRESCENT, EDINBURGH, EH3 7AL	450
ASHCOURT NOMINEES LIMITED 11 TOWER VIEW, KINGS HILL, WEST MALLING, KENT, ME19 4UN	16,550
ASHCOURT NOMINEES LIMITED ISA ACCT 11 TOWER VIEW, KINGS HILL, WEST MALLING, KENT, ME19 4UN	6,900
MS MANDY ASPEY 32 LINKS AVENUE, WHITLEY BAY, NE26 1TG	400
MRS NISHREEN ATTARD 7 HILLVIEW CRESCENT, ORPINGTON, KENT, BR6 0SL	1,714
MR RANDALL PETER AUER 48 HEYTHORP STREET, SOUTHFIELDS, LONDON, SW18 5BN	790
MR ASHLEY ELLIS GERALD BALL TINKERS COPPICE, POLES LANE, OTTERBOURNE, HANTS, SO21 2DS	285

Name and Address	ORD 1P
BANK OF IRELAND NOMINEES LIMITED NRI ACCT 36 QUEEN STREET, LONDON, EC4R 1BN	393,287
THE BANK OF NEW YORK (NOMINEES) LIMITED 1 CANADA SQUARE, LONDON, E14 5AL	5,812,726
THE BANK OF NEW YORK (NOMINEES) LIMITED BIL ACCT 1 CANADA SQUARE, LONDON, E14 5AL	2,591,820
THE BANK OF NEW YORK (NOMINEES) LIMITED COR ACCT 1 CANADA SQUARE, LONDON, E14 5AL	250,000
THE BANK OF NEW YORK (NOMINEES) LIMITED CFQT ACCT 1 CANADA SQUARE, LONDON, E14 5AL	191,150
THE BANK OF NEW YORK (NOMINEES) LIMITED CSFP ACCT 1 CANADA SQUARE, LONDON, E14 5AL	10,081
THE BANK OF NEW YORK (NOMINEES) LIMITED CHARTY ACCT 1 CANADA SQUARE, LONDON, E14 5AL	47,000
MS SOPHIE BARAVIAN 2 RUE DU PLATEAU, 75013 PARIS, FRANCE	571
MRS PATRICIA JOY BARBER 18 SWINFEN BROUN ROAD, LICHFIELD, STAFFORDSHIRE, WS13 7AP	231
BARCLAYS CAPITAL NOMINEES (NO 2) LTD NO2 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	81,394
BARCLAYSHARE NOMINEES LIMITED 1 CHURCHILL PLACE, LONDON, E14 5HP	106,783
MR ROGER JOHN BARNES 7 CWRT BRYN Y BIA, LLANDUDNO, GWYNEDD, LL30 3AU	1,000
MR DAVID ANTHONY BARTLE 64 CARR LANE, LOW MOOR, BRADFORD, WEST YORKSHIRE, BD12 0QT	1,200
MAJOR GENERAL ERIC WALTER BARTON CB MBE AQUARIUS, JESTERS, ROCKY LANE, HAYWARDS HEATH, WEST SUSSEX, RH16 4RQ	1,000
SHEEBA BAWA 79 PINE HILL, WOODCOTE, EPSOM, SURREY, KT18 7BJ	3,000
FRANCIS BAYNES ESQ 48 MOUNTDALE GARDENS, LEIGH ON SEA, ESSEX, SS9	125
BBHISL NOMINEES LIMITED 120077 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	20,000

Name and Address	ORD 1P
BBHISL NOMINEES LIMITED 120143 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	62,700
BBHISL NOMINEES LIMITED 120185 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	50,300
BBHISL NOMINEES LIMITED 120350 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	75,159
BBHISL NOMINEES LIMITED 120358 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	14,870
BBHISL NOMINEES LIMITED 120420 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	36,000
BBHISL NOMINEES LIMITED 121104 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	997,000
BBHISL NOMINEES LIMITED 121106 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	207,300
BBHISL NOMINEES LIMITED 121604 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	17,687,566
BBHISL NOMINEES LIMITED 122284 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	177,279
BBHISL NOMINEES LIMITED 126040 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,000
BBHISL NOMINEES LIMITED 126395 ACCT 5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	186,400
BDS NOMINEES LIMITED GPEP ACCT PO BOX 1035, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1NY	4,250
MR CHRISTOPHER JAMES MARCUS BEALE 3 ROSAMOND VILLAS, CHURCH AVENUE, EAST SHEEN, LONDON, SW14 8NP	326
BEAR STEARNS INTERNATIONAL TRADING LIMITED BSITGBKA ACCT 1 CANADA SQUARE, LONDON, E14 5AD	106,841
BEAR STEARNS SECURITIES CORP CLIENTSK ACCT 25TH FLOOR, 1 CANADA SQUARE, LONDON, E14 5AD	1,000,000
MR NICOLAS BECHU 90 RUE CHAPTAL, 92300 LEVALLOIS-PERRET, FRANCE	571
LAURENT AVICE DE BELLEVUE 1 RUE BASTIEN LEPAGE, 75016 PARIS, FRANCE	571

Name and Address	ORD 1P
MS CELINE DANIELLE BENLAHCENE 2F TAI TAM GARDENS, 11 TAI TAM ROAD, HONG KONG	1,714
M/S JEAN VALERY BERT 3 RUE DEVES, 92200 NEUILLY SEINE, FRANCE	2,857
MR SIMONE BIANCHI VIA MONVISO, 13 MILANO, 20154, ITALY	2,285
MR BENOTT BINACHON 96 RUE DU PRESIDENT WILSON, 92300 LEVALLOIS PERET, FRANCE	1,714
BLYDENSTEIN NOMINEES LIMITED AAO02 ACCT 4TH FLOOR, 82 BISHOPSGATE, LONDON, EC2N 4BN	232,820
BNP PARIBAS ARBITRAGE SNC 2890000 ACCT C/O BNP PARIBAS SECURITIES SERVICES, 4TH FLOOR, 55 MOORGATE, LONDON, EC2R 6PA	101,992
BNY CLEARING NOMINEES LIMITED ONE CANADA SQUARE, LONDON, E14 5AL	8,500
BNY GIL CLIENT ACCOUNT (NOMINEES) LIMITED HOOW1 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	31,948
BNY GIL CLIENT ACCOUNT (NOMINEES) LIMITED HOOW2 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	5,800
BNY NORWICH UNION NOMINEES LIMITED 1 CANADA SQUARE, LONDON, E14 5AL	529,712
BNY NORWICH UNION NOMINEES LIMITED LEIC ACCT 1 CANADA SQUARE, LONDON, E14 5AL	52,000
BNY NORWICH UNION NOMINEES LIMITED LIFE ACCT 1 CANADA SQUARE, LONDON, E14 5AL	722,900
BNY NORWICH UNION NOMINEES LIMITED FIRESF ACCT 1 CANADA SQUARE, LONDON, E14 5AL	37,000
BNY NORWICH UNION NOMINEES LIMITED FIREINV ACCT 1 CANADA SQUARE, LONDON, E14 5AL	124,326
BNY (OCS) NOMINEES LIMITED 1 CANADA SQUARE, LONDON, E14 5AL	12,659,630
BNY (OCS) NOMINEES LIMITED 216 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	158,608
BNY (OCS) NOMINEES LIMITED ECC ACCT 1 CANADA SQUARE, LONDON, E14 5AL	586,459

Name and Address	ORD 1P
BNY (OCS) NOMINEES LIMITED 2197 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	165,416
BNY (OCS) NOMINEES LIMITED 2204 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	118,535
BNY (OCS) NOMINEES LIMITED GROSS ACCT 1 CANADA SQUARE, LONDON, E14 5AL	307,365
BNY (OCS) NOMINEES LIMITED CHARTY ACCT 1 CANADA SQUARE, LONDON, E14 5AL	104,000
BNY (OCS) NOMINEES LIMITED ESPSBEB ACCT 1 CANADA SQUARE, LONDON, E14 5AL	300,100
BNY (OCS) NOMINEES LIMITED CHARTYB5 ACCT 1 CANADA SQUARE, LONDON, E14 5AL	86,000
MISS ELIZABETH ANNE BODILL 81 CROMWELL ROAD, CATERHAM ON THE HILL, SURREY, CR3 5JF	2,832
EMERIR BODINEAU 11 BIS RUE MAURICE PELLERIN, 92600 ASNIERES, FRANCE	571
MS OLIVIER CHARLES BOILEAU 26 RUE SAINT LAMBERT, 75015 PARIS, FRANCE	1,142
MR IAN ARTHUR BOLLAND DENHAM HALL, DENHAM LANE, BRINDLE, CHORLEY, LANCASHIRE, PR6 8PR	380
MR SEBASTIEN BOMPARD 6 IMPASSE DU DONION, RUEIL MALMAISON, 92500, FRANCE	1,142
MR ARNAUD BRUNEL DE BONNEVILLE 24 AVE DE AOCROY, 75010, FRANCE	285
MR DIMITRI BOSSUT 3855 HAMPTON, MONTREAL, QUEBEC, H4A 2K7, CANADA	285
MR JEROME BOUIN AVENUE BRUGMANN 89, 1190 BRUXELLES, BELGIQUE	857
VIRGINIE BOULLE 18 RUE SURCOUF, PARIS, 75007, FRANCE	285
MRS EILEEN FRANCES BOWLES 39 FIVE ACRES, LONDON COLNEY, ST ALBANS, HERTS, AL2 1JB	100
MRS JENNIFER BOYCE 104 PETTS WOOD ROAD, ORPINGTON, KENT, BR5 1LE	500

Name and Address	ORD 1P
MS PEGGY BREGEVIN 51 RUE DU MONT CENIS, PARIS 75018, FRANCE	285
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED RBC0018 ACCT 27 CHARING CROSS, ST HELIER, JERSEY, JE2 3RP	10,000
BREWIN NOMINEES LIMITED NTNL ACCT PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX	7,500
MR BENJAMIN WILLIAM BRIDGE FLAT 1, 5A FORMOSA STREET, MAIDA VALE, LONDON, W9 1 EE	3,058
MR LEONARD BRIOT DE LA CROCHAIS 4 VILLA COEUR DE VEY, 75014 PARIS, FRANCE	1,714
BRITEL FUND NOMINEES LIMITED BTDIRLND ACCT C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	13,739
MRS PAULINE ANN BROOK 24 ALLINGTON CIRCLE, KINGSMEAD, MILTON KEYNES, MK4 4EE	50
MR DEREK ALEXANDER BROWN BATFORD FORGE, 13 LOWER LUTON ROAD, HARPENDEN, HERTS, AL5 5AF	285
IAN STUART BROWN ESQ 1 PICKERINGS, O' THE BOAT, CROWTON, NORTHWICH, CHESHIRE, CW8 2TX	750
MR CHRISTOPHE BURGAUD 1 ALLEE GEORGES BRASSENS, ACHERES, 78260, FRANCE	571
MR STEPHEN PHILIP BURKE FLAT 7, 27 EGERTON GARDENS, LONDON, SW3 2DE	28,571
MR ANDREW DEAN BURTON 141 ST JOHNS ROAD, SLOUGH, BERKSHIRE, SL2 5HA	285
MS CAROLINE EVELYNE CAIS 171 AVE ACHILLE PERETTI, 92200, NEVILLY-S/-SEINE, FRANCE	1,142
ALEXANDER CHARLES GEORGE DENNISS CALCUTT ESQ 7 VERNON ROAD, LONDON, SW14 8NH	500
MISS ELINOR JAYNE CAMPBELL FLAT 9, BERKSWELL HALL, MERIDEN ROAD, BERKSWELL, CV7 7BG	561
MR WILLIAM CARGILL 19 RUE SALNEUVE, PARIS, 75017, FRANCE	571
MR STEPHEN CARTER 6 WELLINGTON AVENUE, BLACKBURN 3130, AUSTRALIA	857

Name and Address	ORD 1P
BRIAN CARTLEDGE ESQ 26 FORESTER AVENUE, BATH, AVON, BA2 6QD	333
MR VICTOR CARULLA C/ DOCTOR CARULLA 49, 08017 BARCELONA, SPAIN	571
MRS LINDA CAROL CATTANO 56 GRENVILLE ROAD, WIMBORNE, DORSET, BH21 2BB	714
MR PASCAL CHARLES MICHEL CEZARD 29 DRENUE GEORGE PONPIDOU, 92150 SURESNES, FRANCE	571
MR JEFFERY THENG FATT CHANG FLAT 2, ANDRIDGE COURT, 2A CHURCH LANE, LONDON, SW19 3NY	1,500
MR ARMELLE CHAPUS 18/22 RUE FAIE FELIX, 94300 VINCENNES, FRANCE	571
AYMERIC DE CHARNACE 33 37 RUE LOUIS PASTEUR, BOULOGNE BILLANCOURT, 92100, FRANCE	571
MR RONAN CHARPENTIER SOLVAY SELS, 12 COURS ALBERT-1ER, 75383, PARIS CEDEX 08, FRANCE	2,571
CHASE (GA GROUP) NOMINEES LIMITED GA ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,010,000
CHASE (GA GROUP) NOMINEES LIMITED GAFLAC ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	70,900
CHASE NOMINEES LIMITED P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	5,183,357
CHASE NOMINEES LIMITED USS ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	625,269
CHASE NOMINEES LIMITED CHAR ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,829,655
CHASE NOMINEES LIMITED CMBL ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	41,380
CHASE NOMINEES LIMITED FISL ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	326,577
CHASE NOMINEES LIMITED LEND ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	3,763,562
CHASE NOMINEES LIMITED 02413 ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	102,156

Run Date: 04-AUG-2005 02:27PM
Ref: RS2650 V4.1p
Company Code: MPAI

Registered Share Holder List

MICHAEL PAGE INTERNATIONAL PLC

Name and Address	ORD 1P
CHASE NOMINEES LIMITED 17538 ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	652,631
CHASE NOMINEES LIMITED TMBC2 ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	302,920
CHASE NOMINEES LIMITED BGILUX ACCT PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	33,764
CHASE NOMINEES LIMITED LINCLD ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	50,000
CHASE NOMINEES LIMITED AXAEQLD ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,351,804
CHASE NOMINEES LIMITED AXASGFE ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	381,904
CHASE NOMINEES LIMITED AXASIFE ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	286,166
CHASE NOMINEES LIMITED BGILIFE ACCT PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	892,121
CHASE NOMINEES LIMITED BGIOMNI ACCT PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,011,398
CHASE NOMINEES LIMITED CMBFLEM ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	3,604,313
CHASE NOMINEES LIMITED LENDLUX ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,303,029
CHASE NOMINEES LIMITED LENDNON ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,927,605
CHASE NOMINEES LIMITED USRESLD ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,148,400
CHASE NOMINEES LIMITED BGILIFEL ACCT PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	16,311,174
CHASE NOMINEES LIMITED CMBJLEND ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	108,882
CHASE NOMINEES LIMITED CMBLJPPB ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	477,679
CHASE NOMINEES LIMITED UBSGAMEQ ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	419,563

Name and Address	ORD 1P
CHRISTOPHER JACK CHASTY ESQ 18 WEST COMMON WAY, HARPENDEN, HERTS, AL5 2LF	1,500
MR YVAN CHATELIER 20 RUE GUSTAVE FLAUBERT, 92500 RUEIL MALMAISON, FRANCE	571
MR DANIEL HENRY CHAVASSE APPT 9B, FAIRVIEW MANSIONS, 84 ROBINSON ROAD, HONG KONG	14,285
MR FREDERIC CHENEAU 78 BD E ROSTAND, 92500 RUEIL MALMAISON, FRANCE	285
CHEVIOT CAPITAL (NOMINEES) LTD DEVONSHIRE HOUSE, 60 GOSWELL ROAD, LONDON, EC1M 7AD	10,000
THE CHURCH COMMISSIONERS FOR ENGLAND (CHASE GIS) NOMINEES LIMITED P O BOX 18172, 125 LONDON WALL, LONDON, EC2Y 5AJ	219,162
CITIGROUP GLOBAL MARKETS U.K EQUITY LIMITED SBUKE ACCT INCOME PROCESSING, CITIGROUP LEVEL 5, MAIL DROP CGC-05-52, CANARY WHARF, LONDON, E14 5LB	50,242
THE CITY OF EDINBURGH COUNCIL CITY CHAMBERS, HIGH STREET, EDINBURGH, EH1 1YJ	211,745
MR GORDON CLARK 18 TEMPLE FORTUNE LANE, LONDON, NW11 7UD	1
CLYDESDALE BANK CUSTODIAN NOMINEES LIMITED MLCUKD ACCT 30 ST VINCENT PLACE, GLASGOW, G1 2 HL	40,000
MR ANDRE LOUIS PHILIPPE COLLE 12 RUE DU CHARME, 67300 SCHIRTIGHEIM, FRANCE	285
COLSTEW NOMINEES LIMITED NOM ACCT 9TH FLOOR, 88 WOOD STREET, LONDON, EC2V 7QR	21,370
MR GREGOIRE CONQUET 27 RUE BAUTAIN, STRASBOURG 67000, FRANCE	2,857
MR GREGOIRE CONQUET 27 RUE BAUTAIN, STRASBOURG, 67000, FRANCE	1,714
MRS RUTH MARY COOPER 43 GREETBY HILL, ORMSKIRK, LANCASHIRE, L39 2DR	2,000
CO-OPERATIVE INSURANCE SOCIETY LIMITED MILLER STREET, MANCHESTER, M60 0AL	1,012,237
CO-OPERATIVE INSURANCE SOCIETY LIMITED TRACKER1 ACCT P O BOX 625, MANCHESTER, M60 3LX	44,700

Name and Address	ORD 1P
THE CORPORATION OF LLOYDS 1820201 ACCT GUN WHARF, DOCK ROAD, CHATHAM, KENT, ME4 4TU	8,400
DAVID CHARLES COUBROUGH ESQ RIVERSTONE HOUSE, WESTFIELD ROAD, OAKLEY, BEDFORDSHIRE, MK43 7SU	1,800
MR JOHN JULIAN COULBERT 32 STIRLING ROAD, TALBOT WOODS, BOURNEMOUTH, BH3 7JQ	5
MR JULIEN COURTAULD + MRS PATRICIA COURTAULD SUMMERS HALL, GOSFIELD ROAD, BLACKMORE END, BRAINTREE, ESSEX, CM7 4DR	1,169
MR ATHOL ERNEST COWEN 40 GIBSON STREET, WREXHAM, LL13 7TS	60
CREDIT SUISE FIRST BOSTON EUROPE LIMITED PRINCPAL ACCT 1 CABOT SQUARE, LONDON, E14 4QJ	614
MRS CATHERINE CROMPTON WITS END COTTAGE, BOOTHS HALL ROAD, BOOTHSTOWN, MANCHESTER, M28 1LB	5,000
CUIM NOMINEE LIMITED 01A ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,070,800
CUIM NOMINEE LIMITED 18A ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	22,100
CUIM NOMINEE LIMITED 70A ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	381,005
MR DAVID CUNLIFFE 30 LONSDALE PLACE, LANCASTER, LANCS, LA1 4BX	778
MR IVANO DALMASSO VIA S GIOVANNI BOSCO 8, TROFARELLO (TO), 10028, ITALY	1,714
DARTINGTON PORTFOLIO NOMINEES LIMITED DPN ACCT COLSTON TOWER, COLSTON STREET, BRISTOL, BS1 4RD	1,000
GARETH JOHN DAVAGE ESQ TREES, PARK DRIVE, LITTLE ASTON PARK, SUTTON COLDFIELD, W MIDLANDS, B74 3AW	8,778
JOHN LEONARD DAVAGE ESQ 21 KNIGHTON DRIVE, FOUR OAKS, SUTTON COLDFIELD, WEST MIDLANDS, B74 4QP	900
DAVYCREST NOMINEES LIMITED PAPIN ACCT DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND	5,000
MR ALEXIS DE BRETTEVILLE AVENUE HAMOIR 16, B-1180 BRUSSELS, BELGIUM	11,428

Name and Address	ORD 1P
MR JEAN GHISLAIN DE SAYVE 3 RUE VILLARET DE JOYEUSE, 75017 PARIS, FRANCE	1,142
MR RALF ANDRE DENNINGER TOEPFERSTRASSE 91, 48165 MUENSTER, GERMANY	1,714
MS SYLVIE DESCAMPS 9 RUE DU PONT LOUIS-PHILIPPE, 75004 PARIS, FRANCE	285
BENOIT DESJARDIN 87 RUE DE SEVRES, 75006, FRANCE	285
DEUTSCHE BANK AKTIENGESELLSCHAFT LONDON PROP0001 ACCT WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET, LONDON, EC2N 2EQ	299,073
DR NAVNITLAL DAHYABHAI DHABUWALA 34 FAIRFORD AVENUE, LUTON, LU2 7ER	3,500
MRS AMARJIT KAUR DHILLON 26 HAG HILL LANE, TAPLOW, MAIDENHEAD, BERKSHIRE, SL6 0JW	1,000
MR BLANCA DIAZ CORTES G V CARLOS III 58/60 D A 2, 08028, SPAIN	571
MR CHARLES BRIAN DINNAGE 38B CHURCH STREET, TWICKENHAM, TW1 3NR	3,480
MS OLIVIER DIRDARIAN 46 RUE DE VILLIERS, LEVALLOIS PERRET, 92300, FRANCE	857
MR ENERY DOLIGE 10 RUE JEAN BART, 75006, FRANCE	1,714
MR IAN ANDREW DONOVAN 28 HILLCREST ROAD, PORTISHEAD, BRISTOL, BS20 8HP	1,000
DRKWS NOMINEES LIMITED TRANS ACCT 20 FENCHURCH STREET, LONDON, EC3P 3DB	113,076
JOHN KENNRTH DUFFIN ESQ + MRS TUULA HELLEVI DUFFIN 6 BRACKEN CLOSE, ASHLEY HEATH, RINGWOOD, HAMPSHIRE, BH24 2HF	2,450
MRS CATHERINE DUNCAN ST ANDREWS HOUSE, 33 BRUSHFIELD WAY, KNAPHILL, WOKING, SURREY, GU21 2TG	100
MRS EVELYN MARJORIE DUNCOMBE 46 CRABTREE LANE, HARPENDEN, HERTFORDSHIRE, AL5 5NS	534
MRS ROSEMARY ANN COCHRANE-DYAT CRAIGS FARM HOUSE, CRAIGS ROAD, DUMFRIES, DUMFRIESSHIRE, DG1 4QL	526

Name and Address	ORD 1P
MRS ROSEMARY ANN COCHRANE-DYET CRAIGS FARM HOUSE, CRAIGS ROAD, DUMFRIES, DUMFRIESSHIRE, DG1 4QL	1,273
GEORGE ELEFTHERIOU ESQ 20 OAKFORD ROAD, LONDON, NW5 1AH	500
GERRALD TOM TAYLOR EMERY ESQ 18 FORGE MEADOWS, CLIFTON UPON TEME, WORCESTER, WR6 6TZ	3,000
MR DAVID ENGEL VIA KRAMER 33, 20129 MILANO, ITALY	571
EQUITABLE NOMINEES LIMITED P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	40,748
E*TRADE UK NOMINEES LIMITED SIPP ACCT 42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	5,743
E*TRADE UK NOMINEES LIMITED UNDESIGN ACCT 42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	69,445
EUROCLEAR NOMINEES LIMITED EOC01 ACCT C/O THE BANK OF NEW YORK, LONDON, ONE CANADA SQUARE, LONDON, E14 5AL	380,471
MISS NICHOLA MARY EUSTICE HAY FARM, ST. BREOCK, WADEBRIDGE, CORNWALL, PL27 7LH	200
MR PIERRE FALLION 16 RUE DE CLANOI, 69 ST RORAIN AU RONT DOR, FRANCE	1,142
FERLIM NOMINEES LIMITED M52281K ACCT 2 GRESHAM STREET, LONDON, EC2V 7QN	3,000
MS ELENA FERNANDEZ ROMERO MAHON NO 6 5 2, 08022 BARCELONA, ESPANA	571
MR CHRISTOPHER SIMON FIELD 4 THE GATEWAY, WATFORD, HERTS, WD18 7HW	522
MR JOHN THOMAS FISHER 4 HILL TOP COURT, TINGLEY, WAKEFIELD, WEST YORKSHIRE, WF3 1DY	1,000
MRS KAREN JANE FISHER 22 BEAUMARIS DRIVE, GELDING, NOTTINGHAM, NG4 2RA	571
FITEL NOMINEES LIMITED C06621 ACCT 11 ST JAMES'S SQUARE, MANCHESTER, M2 6 WH	2,800
FITEL NOMINEES LIMITED C36853 ACCT 11 ST JAMES'S SQUARE, MANCHESTER, M2 6 WH	3,000

Name and Address	ORD 1P
FITEL NOMINEES LIMITED C053966 ACCT 11 ST JAMES'S SQUARE, MANCHESTER, M2 6 WH	2,000
FLEETSIDE LEGAL REPRESENTATIVE SERVICES LIMITED 9 CHEAPSIDE, LONDON, EC2V 6AD	1
MR DAVID ALAN FLETCHER 50 CHATSWORTH DRIVE, TUTBURY, STAFFS, DE13 9NS	2
MISS TRACEY MARY FORD 77 SOUTHLANDS DRIVE, LONDON, SW19 5QN	1,849
FOREST NOMINEES LIMITED GC1 ACCT P.O. BOX 328, ST PETER PORT, GUERNSEY, GY1 3TY	1,000
YANN FESSARD DE FOUCAULT 46 RUE DE VILLIERS, LEVALCOT-PERRET, 92300, FRANCE	571
MR REMI FOUILLOY 29 RUE DANTON, LEVALLOIS-PERRET, 92300, FRANCE	857
MS LAETITIA FOUQUET 71 RUE DU CARDINAL, LEMOINE, 75005, PARIS, FRANCE	1,428
NICHOLAS ROBERT FRANK ESQ FLAT 2, 110 VINEYARD HILL ROAD, WIMBLEDON, LONDON, SW19 7JJ	1,000
FRANK NOMINEES LIMITED CHTY ACCT P.O. BOX 191, 10 FENCHURCH STREET, LONDON, EC3M 3LB	14,694
MR DAVID MICHAEL ROBERT FRASER 17 LINNET MEWS, CLAPHAM, LONDON, SW12 8JE	2,000
MR LUDOVIC LE GALL PARC D ARMOR, 5 RUE JEAN MARIN, 35000 RENNES, FRANCE	285
MISS SALLY LOUISE GARDNER 1B YING FAI COURT, 1 YING FAI TERRACE, MIDLEVELS, HONG KONG	285
MISS STEPHANIE EVE GARRETT 54 PADDY DUNNS CIRCLE, SPRINGWATER, BARRIE, ONTARIO, CANADA, L4M 6MI	571
MR PATRICK DAI GATENBY 7 OAKLANDS DRIVE, ADEL, BARWICK-IN-ELMET, LEEDS, LS16 8NZ	857
MISS ELISE CAROLINE GEORGE 34 GROVE ROAD, LONDON, W5 5 DS	285
MRS SHEILA MACKAIL GIBBON BARROW COTTAGE, BISHOPSTROW, WARMINSTER, WILTS, BA12 9HN	2,000

Name and Address	ORD 1P
MR MARTIN GILLESPIE 4/152 MILSON ROAD, CREMORNE, NSW 2090, AUSTRALIA	571
WALLACE GINGELL ESQ + MRS JANET PATRICIA GINGELL OLD CANAL COTTAGE, FOSSEWAY LANE, LICHFIELD, STAFFORDSHIRE, WS13 8JY	469
MR INGRID GIRAUD 27 RUE DE LA FERME, 92200, NEUILLY/SEINE, FRANCE	857
MR FABIENNE EMILIE GOEUZOULIAN 16 RUE DE LA FOLIE MERICOURT, 75011 PARIS, FRANCE	1,142
GOLDMAN SACHS INTERNATIONAL CREPTEMP ACCT PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	132,881
GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED SEG ACCT PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	1,000
GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED ILCLR ACCT PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	60,427
GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED ILSEG ACCT PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	1,928
MR TIAGO ALEXANDRE DE OLIVEIRA PIZARRO GONCALVES PRAGA DUQUE DO CADAVAL, TORRE 1 8 B ESQ, FLAMENLA, 2670 LOURES, PORTUGAL	571
MR FELIPE GONZALEZ MARTINEZ TRAVESERA DE LES CORTS, 282 4 2, 08029 ESPANA	571
MR BENJAMIN JOHN GORDON THE STABLES HOUSE, WHITECHURCH ON THAMES, READING, RG8 7ER	800
MR LEONARDO GIUSEPPE GRATTAROLA 6 LANGLAND BAY ROAD, LANGLAND, SWANSEA, WEST GLAMORGAN, SA3 4QQ	1,000
GREENWOOD NOMINEES LIMITED 404748 ACCT 20 MOORGATE, LONDON, EC2R 6DA	10,714,013
GREENWOOD NOMINEES LIMITED 424682 ACCT 20 MOORGATE, LONDON, EC2R 6DA	5,640,716
MR CONNOR GRINDLAY FLAT 2, THEATRE BUILDING, 1 PATON CLOSE, BOW, E3 2 QE	1,850
HANS GUENTHER ESQ + MRS RUTH GUENTHER FRIEDRICH ENGELS ALLEE 321, D 42283 WUPPERTAL BARMEN, GERMANY	100
MR MATTEO GUERRA 1G RUE COURBEVOIE, 92400, FRANCE	1,142

Name and Address	ORD 1P
MR PHILLIP ANDREW GUEST 9 MILLING STREET, HUNTERS HILL 2110, AUSTRALIA	285
MR JOHN WILLIAM HAINE 25 FORESTHOLME CLOSE, FOREST HILL, LONDON, SE23 3UQ	2,000
MR TIMOTHY PETER JULIAN HALFORD 163 RIVERMEAD COURT, RANELAGH GARDENS, LONDON, SW6 3SF	1,142
MR MATTHIEU HALLAIRE 4 BIS BOULEVARD, ANATOLE FRANCE, BOULOGNE 92100, FRANCE	285
MR RUSSELL MARK HALLIWELL 3 FOLLY LANE, STROUD, GLOUCESTERSHIRE, GL5 1SD	285
MR MICHAEL GRAHAM HAMMENT 16 WENTWORTH ROAD, OXFORD, OXON, OX2 7TQ	600
HANOVER NOMINEES LIMITED LBDBV ACCT JP MORGAN CHASE, CHASESIDE, BOURNEMOUTH, DORSET, BH7 7DA	98,278
HAREWOOD NOMINEES LIMITED 4432000 ACCT 55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	68,822
HAREWOOD NOMINEES LIMITED 4721300 ACCT 55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	116,285
HARGREAVES LANSDOWN (NOMINEES) LIMITED SMA ACCT KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	17,465
HARGREAVES LANSDOWN (NOMINEES) LIMITED 15942 ACCT KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	5,949
HARGREAVES LANSDOWN (NOMINEES) LIMITED 15999 ACCT KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	902
HARGREAVES LANSDOWN (NOMINEES) LIMITED HLNOM ACCT KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	1,778
MRS ELYSIA TERESA HARRIS 258 WATFORD ROAD, CROXLEY GREEN, HERTS, WD3 3DD	1,142
MR JOHN BREWSTER HARRISON 59 WEST DRIVE, CHEAM, SUTTON, SURREY, SM2 7NB	5,714
MR SIMON JULIAN HASSELL + MRS JUSTINE ALEXA HASSELL 53 BROOKSIDE SOUTH, EAST BARNET, HERTS, EN4 8LJ	283
CLARE MARIE HAWKES VINE COTTAGE YEW TREE FARM, MIDDLEWICH ROAD, LOWER PEOVER KNUTSFORD, CHESHIRE, WA16 9QD	3,000

Name and Address	ORD 1P
MRS IRENE SHEILA HAYES THE COACH HOUSE, 306 DOBBIN HILL, SHEFFIELD, S11 7JG, S11 7JG	4,500
MR TERENCE HAYES + MRS IRENE SHEILA HAYES THE COACH HOUSE, 306 DOBBIN HILL, SHEFFIELD, S11 7JG	2,100
MR SIMON HAYNES 77 ST. LEONARDS PARK, EAST GRINSTEAD, WEST SUSSEX, RH19 1EG	227
MR SIMON DAVID HAYNES 77 SOUTHLANDS DRIVE, LONDON, SW19 5QN	789
MR SIMON DAVID HAYNES 77 SOUTHLANDS DRIVE, WIMBLEDON PARKSIDE, LONDON, SW19 5QN	546
MR HARALD HEINRILH JOHANN HEIL IN DER PLATTENHECKE 45, 633212 RODERMARK, GERMANY	5,714
MR MALCOLM HENDERSON THE OLD CIDER HOUSE, JUBILEE GARDENS, MILVERTON, SOMERSET, TA4 1PA	5,242
MS SALLY KIRSTIN HICK 11 TESLIN ROAD, MT CLAREMONT, WA 6010, AUSTRALIA	571
MISS HIEW WAN HO 5A/F BLOCK 12 CLASSICAL GARDEN, PHASE 1, 10 MA WO ROAD, TAI PO N T, HONG KONG	857
MISS JANICE CHIA YEN HO FLAT 1 63 MACDONNELL ROAD, MID LEVELS, HONG KONG	4,000
JOHN ANTHONY HOBBS MAY COTTAGE, ALICE BRIGHT LANE, CROWBOROUGH, EAST SUSSEX, TN6 3SQ	200
MR THOMAS ANTHONY HOBKINSON SCHOOL HOUSE 4 MEASHAM ROAD, PACKINGTON, ASHBY-DE-LA-ZOUCH, LEICESTERSHIRE, LE65 1WP	258
MR RAYMOND THOMAS HOLCROFT 3 BRAMLEY AVENUE, BURNLEY, LANCASHIRE, BB12 0HU	250
MR GRAHAM HOLLEBON 75 GARLAND ROAD, NAREMBURN, SYDNEY, NSW 2065, AUSTRALIA	3,428
MRS VALERIE RACHEL HOPKINS 6 BENVILLE AVENUE, BRISTOL, BS9 2RX	1,000
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED 914349 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	188,508
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 310102 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	35,942

Name and Address	ORD 1P
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 357206 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	9,314,297
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 360509 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	534,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 740425 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	40,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 742304 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	474,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 743769 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,000,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 748086 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,444,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 748558 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	18,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 750048 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	163,511
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 771088 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	20,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 772823 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	259,517
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 775245 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,499,650
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 775415 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	459,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 776934 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	7,245,218
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 777094 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	50,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 777167 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	78,037
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 779445 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	74,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 785078 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	20,000

Name and Address	ORD 1P
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 810453 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	38,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 811834 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	41,011,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 811858 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	11,934
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 812851 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	154,468
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813119 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	965,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813168 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	408,670
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813259 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	374,208
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 814525 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	136,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 814537 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	29,369
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 814562 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	261,762
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 814586 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	79,820
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 814598 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	161,263
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 824002 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	110,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 825961 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	26,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 830671 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	11,624
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 845005 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,750,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 845042 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	160,000

Name and Address	ORD 1P
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 845315 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	17,325
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 866203 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	501,800
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 867050 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,387,449
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 867372 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	8,390,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 867396 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	3,500,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 867815 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	865,380
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 873293 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	63,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 873426 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	19,609
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 880467 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	18,700
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 880868 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	750,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 881071 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	13,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 882063 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	35,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 889872 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	177,798
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 899877 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	292,371
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 900673 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	754,624
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 901355 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	73,510
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 901811 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	57,292

Run Date: 04-AUG-2005 02:27PM
Ref: RS2650 V4.1p
Company Code: MPAI

Registered Share Holder List
MICHAEL PAGE INTERNATIONAL PLC

Name and Address	ORD 1P
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 904010 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	160,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 904770 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	34,720
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 905063 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	21,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 909780 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	857
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 910745 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	208,940
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 914945 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	151,811
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 916681 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	19,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 921731 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	135,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 921780 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	28,700
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 924264 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	57,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 925633 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	69,584
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 926510 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	26,576
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 926522 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	48,700
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 935079 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	105,595
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 941845 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	150,499
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 947434 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	7,916,356
HSBC SPMS NOMINEE (UK) LIMITED 865880 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,689,450

Name and Address	ORD 1P
HSBC SPMS NOMINEE (UK) LIMITED 872343 ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	622,550
HSDL NOMINEES LIMITED TRINITY ROAD, HALIFAX, HX1 2RG	38,208
HSDL NOMINEES LIMITED IWEB ACCT TRINITY ROAD, HALIFAX, HX1 2RG	9,310
HSDL NOMINEES LIMITED MAXI ACCT TRINITY ROAD, HALIFAX, HX1 2RG	15,510
HSDL NOMINEES LIMITED PEPS ACCT TRINITY ROAD, HALIFAX, HX1 2RG	13,266
HSDL NOMINEES LIMITED SBUILD ACCT TRINITY ROAD, HALIFAX, HX1 2RG	653
JOHN PATRICK HUNTER ESQ 4 PRINCES MEWS, LONDON, W2 4 NX	647
MR AHBAB HUSSAIN 74 HAVELOCK ROAD, SALTLEY, BIRMINGHAM, B8 1 RT	500
MR ROBERT FRANCIS HUXSTER LAVENDER COTTAGE, 5 STATION ROAD, THAMES DITTON, SURREY, KT7 0NU	1,000
IDEALING NOMINEES LIMITED IDLISA ACCT 114 MIDDLESEX STREET, LONDON, E1 7 HY	2,358
IDEALING NOMINEES LIMITED IDLNOM ACCT 114 MIDDLESEX STREET, LONDON, E1 7 HY	3,000
ING BANK NV LONDON BRANCH INGNV10 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	307,404
MISS ANDRE JANE WING YEE IP FLAT A 13/F SILVER STAR COURT, 22-26 VILLAGE ROAD, HAPPY VALLEY, HONG KONG	285
MRS BARBARA EILEEN JACKSON 27 WESTBURY ROAD, WESTBURY ON TRYM, BRISTOL, BS9 3AX	1,600
JAMES BREARLEY CREST NOMINEES LIMITED WALPOLE ACCT PO BOX 34, 56-60 CAUNCE STREET, BLACKPOOL, FY1 3DQ	15,800
JAMES CAPEL (CHANNEL ISLANDS) NOMINEES LIMITED PO BOX 448, BERMUDA HOUSE, GREEN STREET, ST HELIER, JERSEY, JE4 8WP	3,000
JAMES CAPEL (NOMINEES) LIMITED HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ	46,435

Name and Address	ORD 1P
JAMES CAPEL (NOMINEES) LIMITED COL ACCT HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ	640,782
JAMES CAPEL (NOMINEES) LIMITED HSBCSS ACCT HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ	10,721
MRS RACHEL ANN JAMES + MR GARY GEORGE JAMES 3 MEETING HOUSE LANE, RYE BROOK, NEW YORK, USA, 10 5 73	19,131
MR WILLIAM GERARD MILNES-JAMES PRESELI, BAILDON CLOSE, WOLLATON PARK, NOTTINGHAM, NG8 1BS	2,000
MR LAURENT JEHLE 4 RUELLE DES PELLETIERS, STRASBOURG, 6700, FRANCE	1,142
JER-MED LIMITED BRIDLEWAY, SOUTHDOWN ROAD, SHAWFORD, WINCHESTER, SO21 2BY	2,000
JIM NOMINEES LIMITED ISA ACCT 15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE WELLS, KENT, TN1 1EN	2,434
JIM NOMINEES LIMITED JARVIS ACCT 15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE WELLS, KENT, TN1 1EN	1,980
JIM NOMINEES LIMITED GALLNOMS ACCT 15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE WELLS, KENT, TN1 1EN	1,000
GATIEN JOB 47 RUE DE TILLEULS, 92100 BOULOGNE, FRANCE	285
MISS ANDREA LOUISE JOHNSON 47 MILLFIELD ROAD, SCARCROFT ROAD, YORK, YO23 1NH	285
MR GEORGE HERBERT JOHNSON 2 ST. MICHAELS CLOSE, SKIDBY, COTTINGHAM, NORTH HUMBERSIDE, HU16 5TY	718
CHRISTEL JOLY 1 RUE BAUDIN, 92300 LEVALLOIS-PERRET, FRANCE	571
MR DAVID JONES 25 MAURITIUS ROAD, LONDON, SE10 0EH	646
MRS PATIENCE LYTE JONES FELLFOOT COTTAGE, EMBLETON, COCKERMOUTH, CUMBRIA, CA13 9YA	315
J.P. MORGAN SECURITIES LTD JPCREPON ACCT 60 VICTORIA EMBANKMENT, LONDON, EC4Y 0JP	998
JUNCTION NOMINEES LIMITED CAP ACCT ONE CANADA SQUARE, LONDON, E14 5AL	991,900

Name and Address	ORD 1P
KAS NOMINEES LIMITED 28983223 ACCT SUITE 560, SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5NU	201,669
MR ALEXANDER JUSTIN KEARNS 8 EDWARD CLOSE, ST. ALBANS, HERTFORDSHIRE, AL1 5EN	307
MR ANDREW MICHAEL KEECH 16 STRATFORD WAY, LOWER SHELTON, BEDFORD, MK43 0LZ	571
MRS SARAH KENNEDY 2 GREENWAY, BERKHAMSTED, HP4 3JD	719
JEAN KERCKHOVE 19 BIS RUE CHAUDE, CHAMBOURCY 78240, FRANCE	2,857
MR RICHARD NATHAN KING 34/11-21 MARNE STREET, SOUTH YARRA, VICTORIA 3141, AUSTRALIA	4,000
CLIVE ROBERT KINGSTON ESQ PRIMROSE COTTAGE, HOOKE LANE, FOOTHERLEY, LICHFIELD, WS14 0HR	1,000
MR STEPHEN KNAPP + MRS GEORGINA KNAPP WILSON HILL VIEW, HEATHFIELD ROAD, HIGH WYCOMBE, BUCKINGHAMSHIRE, HP12 4DQ	204
MISS NICOLA KOWALSKI 41 FIR BANK ROAD, ROYTON, OLDHAM, LANCASHIRE, OL2 6TU	530
MR ADAM MARTIN KYRIACOU 1B OFFORD ROAD, LONDON, N1 1 DJ	381
AJAY LAL ESQ 20 HALLAND WAY, NORTHWOOD, HA6 2AG	200
MR BEN MATTHEW LAMBERT 7 MAYALS AVENUE, BLACKPILL, SWANSEA, SA3 5DE	571
MR CHRISTIAN LAMY 11 RUE RASPAIL, 92300 LEVALLOIS PERRET, FRANCE	857
MS ALICE ANNE LANTERI 7 RUE DAJUERNE, 75014, PARIS	285
MS JEAN-MICHEL LAURENT 65 RUE DE PICPUS, 75012 PARIS, FRANCE	1,142
MR JEROME LE MERLE 27 RUE DU CAYLA, 92700 COURBEVOIE, FRANCE	285
FRANCOIS LEGAY 42 RUE PAUL GAUGUIN, CARRIERES SOUS POISSY, 78955, FRANCE	571

Name and Address	ORD 1P
MICHAEL LEGISTER ESQ 52 CHILDEBERT ROAD, UPPER TOOTIN, LONDON, SW7 8EX	3,000
MS ISABELLE MARIE-FRANCOISE LERIN 27 RUE BLOMED, PARIS, 75015, FRANCE	571
MISS CATHERINE LEVEQUE 16 RUE ROBERT FLEURY, 75015 PARIS, FRANCE	571
MR MATTHEW GUY LEVY 1/437 ALFRED STREET, NEUTRAL BAY, NSW 2089, AUSTRALIA	571
MR SIMON ANTHONY EDWARD LEWIS 11C BELMONT COURT, 10 KOTEWALL ROAD, HONG KONG	8,685
LITTLEDOWN NOMINEES LIMITED P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	3,123,100
LITTLEDOWN NOMINEES LIMITED R ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	244,995
LITTLEDOWN NOMINEES LIMITED STIOEIC ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	46,101
LITTLEDOWN NOMINEES LIMITED TIFICVC ACCT P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	673,000
LLOYDS BANK NOMINEES LIMITED 48 CHISWELL STREET, LONDON, EC1Y 4XX	1,500
LLOYDS BANK (PEP NOMINEES) LIMITED CAPITAL HOUSE, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX, RH16 3SP	1,760
MRS DULCIE LOUISE LOFTING GREENHURST, ST AUGUSTINES WAY, SOUTH WOOTTON, KINGS LYNN, NORFOLK, PE30 3TE	2,250
MR XAVIER LOGCAIS 44 BOULEVARD DE LA TOUR MAUBOURG, 75007 PARIS, FRANCE	2,857
MS PATRICIA ASSEIRO LUZ LOPES R DR JOSE BATISTA SOUSA 33 1 DTO, 1500-244 LISBOA, PORTUGAL	857
L R NOMINEES LIMITED NOMINEE ACCT LLOYDSTSB REGISTRARS, CUSTODY DEPT, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON, EC4R 0AN	18,416
MR STEWART LUCAS 10 HOLTSMERE CLOSE, LUTON, LU2 9JW	392
MR SIMON JAMES LYNCH 1 MEDA COURT, GROVEDALE, VICTORIA 3216, AUSTRALIA	857

Name and Address	ORD 1P
MR JOHN MACCONNELL 16 RUE JEAN FRANGOIS DE LA PEROUSE, 56600 LANESTER, FRANCE	1,428
PAUL MICHAEL TOWLER MACILDOWIE ESQ 110 CROPWELL ROAD, RADCLIFFE ON TRENT, NOTTINGHAMSHIRE, NG12 2JG	5,000
MR JAMES FRANCIS MADDEN ROWAN HOUSE, TWYFORD AVENUE, TWYFORD, BANBURY, OXFORDSHIRE, OX17 3JF	4,695
MR TOMASO MAININI VIA D'AZEGLIO 12, INVERUNO (MI), 20010, ITALY	571
MR MILAN RATILAL MALDE 74 EASTCOTE AVENUE, GREENFORD, MIDDLESEX, UB6 0NR	150
MR JEROME PATRICK MANCEAU 163 RUE DE SEVRE, 75015 PARIS, FRANCE	571
THE MANIFEST VOTING AGENCY LTD 9 FREEBOURNES COURT, WITHAM, ESSEX, CM8 2BL	5
MR RAPHAEL MARTIN 1 RUE MAUBEUGE, PARIS, 75009, FRANCE	1,142
MR GRAHAM MASKEW HAIEBROOK COTTAGE, OAKLANDS PARKS, NEWNHAM-ON-SEVERN, GLOUCESTERSHIRE, GL14 1EF	400
MR DAVID GEORGE MATHER 9 HEARNE ROAD, CHISWICK, LONDON, W4 3 NJ	1,150
MR MURRAY FLEMING MCGREGOR 24 DENOON TERRACE, DUNDEE, DD2 2EB	571
MISS VANESSA MCLENNAN 53 BYFLEET ROAD, NEW HAW, SURREY, KT15 3JS	184
MR DEREK MEGGITT 80 SUTHERLAND STREET, CREMORNE, NSW 2080, AUSTRALIA	571
MS LAURENT MELIN 21 RUE DU GENERAL DE GRESSOT, 91320 WISSOUS, FRANCE	1,142
MELLON NOMINEES (UK) LIMITED BSDTABN ACCT PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	5,578,805
MELLON NOMINEES (UK) LIMITED BSDTCAD ACCT PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	313,900
MELLON NOMINEES (UK) LIMITED BSDTOMN ACCT PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	7,300

Name and Address	ORD 1P
MELLON NOMINEES (UK) LIMITED BSDTUSD ACCT PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	2,624,816
MR PAUL MERCIER 7 AVENUE MOLIERE, ASNIERES-SUR-SEINE 92600, FRANCE	5,714
MERRILL LYNCH PENSIONS NOMINEES LIMITED NONCERT ACCT ONE CANADA SQUARE, LONDON, E14 5AL	552,118
MERSHIP NOMINEES LIMITED MKISA ACCT CAPSTAN HOUSE, ONE CLOVE CRESENT, EAST INDIA DOCK, LONDON, E14 2BH	400
MR SCOTT ANTHONY MEWING NO 201 MOTO-AZABU TERRACE APPT, 2-11-5 MOTO-AZABU 2-CHOME, MINATO-KU TOKYO, JAPAN 106-0046	57,321
MICHAEL PAGE INTERNATIONAL PLC TREASURY ACCT PAGE HOUSE, 39-41 PARKER STREET, LONDON, WC2B 5LN	7,765,000
MR MARC ALEXIS HELENUS MILMO 37 WITHERINGTON ROAD, LONDON, N5 1 PN	300
MR GARY JOHN MORAN + MRS JOANNE MORAN 8 CAMBRIDGE CRESCENT, TEDDINGTON, MIDDLESEX, TW11 8DY	1,703
MR PAUL CHARLES MORGAN FLAT 1, ULVERSTONE, 65A ELIZABETH BAY ROAD, ELIZABETH BAY SYDNEY NSW 2001, AUSTRALIA	714
MR RUSSELL EDWARD MORGAN 7 ST BRELADES AVENUE, ALDERNEY, POOLE, DORSET, BH12 4JR	714
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	1,200
MORSTAN NOMINEES LIMITED SEG ACCT 25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	14,685,822
MORSTAN NOMINEES LIMITED FIRM ACCT 25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	2,823
MS MARIA MOSQUERA GARCIA C/ BAILEN 14-5 D, 28005 MADRID, SPAIN	857
MR MICHAEL ROBERT SUTHERLAND MOWAT 77 WILLOW ROAD, SOLIHULL, WEST MIDLANDS, B91 1UF	1,142
MRS REBECCA MURTRA MILLAR MARQUES DE MULHACEN 11 3 2, BARCELONA, 08034 SPAIN	857
MRS ELIZABETH ANNE MUSGRAVE 8 LEXTON ST, NORTH BALWYN 3104, VICTORIA, AUSTRALIA	285

Name and Address	ORD 1P
NATEXIS BLEICHROEDER INC CLIENT ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,000
MR JEREMY MARTYN NATHAN 1 DEVEREUX DRIVE, WATFORD, HERTFORDSHIRE, WD1 3DD	3,000
NATWEST PEP NOMINEES LIMITED 55 MANSELL STREET, LONDON, E1 8 AN	6,991
NBS NOMINEES LIMITED 20 LITTLE BRITAIN, LONDON, EC1A 7DH	5
NETWORK NOMINEES (TWO) LIMITED FIDEL ACCT C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,306,829
NORDEA BANK DANMARK A/S UBCC ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	287,480
MR ANDREW NORTON L19 1 YORK STREET, SYDNEY 2000, AUSTRALIA	2,857
NORTRUST NOMINEES LIMITED 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	39,185,875
NORTRUST NOMINEES LIMITED TDS ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	1,071,188
NORTRUST NOMINEES LIMITED BCCPF ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	24,693
NORTRUST NOMINEES LIMITED EAPFA ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	39,000
NORTRUST NOMINEES LIMITED HFX06 ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	121,053
NORTRUST NOMINEES LIMITED MHF01 ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	75,092
NORTRUST NOMINEES LIMITED SLEND ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	9,874,763
NORTRUST NOMINEES LIMITED SZI01 ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	84,870
NORTRUST NOMINEES LIMITED UNJSP ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	640,000
NORTRUST NOMINEES LIMITED TDSHFAX ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	283,700

Name and Address	ORD 1P
NORTRUST NOMINEES LIMITED NTGSEXMT ACCT 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	78,995
MR JAVIER GURREA-NOZALEDA HORNLEIN C/BELAGUA N 37, MONTEPRINGPE, (BOPDILLA DEL MONTE), SPAIN 28668	571
NUTRACO NOMINEES LIMITED ONE CANADA SQUARE, LONDON, E14 5AL	1,464,223
NUTRACO NOMINEES LIMITED LBH ACCT ONE CANADA SQUARE, LONDON, E14 5AL	97,800
NUTRACO NOMINEES LIMITED CHARTY ACCT ONE CANADA SQUARE, LONDON, E14 5AL	46,850
N.Y. NOMINEES LIMITED PO BOX 293, 20 FARRINGDON ROAD, LONDON, EC1M 3NH	19,200
MS JENNIFER MAY OAKLEY UNIT 1, 35 HARTINGTON STREET, ELSTERNWICK, 3185 VICTORIA, AUSTRALIA	285
MRS SANDRA CELIA OASTLER 66A HARTLEY OLD ROAD, PURLEY, SURREY, CR8 4HJ	1,000
MR CHRISTOPHER LAURENCE OCONNELL MERRIWELL, 41 CHURCH ROAD, EASTON IN GORDANO, BRISTOL, NORTH SOMERSET, BS20 0NB	360
MR ANDREW JAMES OLIVER DI GROSSE POINTE VILLA, 4 STANLEY VILLAGE ROAD, STANLEY, HONG KONG	6,149
MR PATRICK GEORGE O'NEILL 106 HILLVIEW ROAD, HATCH END, PINNER, MIDDLESEX, HA5 4PE	1,000
THE ORR MACKINTOSH FOUNDATION LTD 46 GROSVENOR STREET, LONDON, W1K 3HN	1
MRS MARGARET OWENS 3 CHAPEL RISE, PONTSHAEN, LLANDYSUL, CEREDIGION, SA44 4UB	2,000
MR MICHAEL PAGE + MRS MAUREEN PAGE 1 POSTFIELD, WELWYN GARDEN CITY, HERTS, AL7 1NE	50
MRS PATRICIA PAGE 12 IDEN ROAD, ROCHESTER, KENT, ME2 4PJ	1,700
MISS VALENTINA PAPALEVSKI 29 MANSFIELD STREET, WETHERILL PARK 2164, AUSTRALIA	2,285
MR JOHN ASPINALL PARTINGTON + MRS PATRICIA ANNE PARTINGTON LEA CROFT COTTAGE, 28 HIGH ROAD, SOUTH WINGFIELD, ALFRETON, DERBYSHIRE, DE55 7LX	564

Name and Address	ORD 1P
MRS SALLY PASCOE GREEN HEDGES, YEOLAND DOWN, YELVERTON, DEVON, PL20 6BY	500
MR FRANCK PASQUET 29 RUE DES HUBLINS, TRIEL-SEINE, 78510, FRANCE	571
MISS SHIRIN PATEL 22 HIGH ST., NUNEATON, WARWICKSHIRE, CV11 5DA	1,000
MS OLIVIER PAYEN 54 RUE DE DUNKERQUE, 75009, PARIS, FRANCE	1,142
MR SEBASTIEN PERDEREAU 31 RUE DE BEAUNE, PARIS 75007, FRANCE	285
PERRY NOMINEES LIMITED PO BOX 202, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX, RH16 3FA	34,305
PERSHING KEEN NOMINEES LIMITED VAR ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	15,000
PERSHING KEEN NOMINEES LIMITED ABPEP ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	4,000
PERSHING KEEN NOMINEES LIMITED AGCLT ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	97,080
PERSHING KEEN NOMINEES LIMITED AHCLT ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	3,000
PERSHING KEEN NOMINEES LIMITED ATCLT ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	1,086
PERSHING KEEN NOMINEES LIMITED CHAPU ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	15,000
PERSHING KEEN NOMINEES LIMITED KKGEN ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	2,725
PERSHING KEEN NOMINEES LIMITED KKISA ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	13,682
PERSHING KEEN NOMINEES LIMITED KSCLT ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	10,500
PERSHING KEEN NOMINEES LIMITED PDCLT ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	700
PERSHING KEEN NOMINEES LIMITED PERNY ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	8,000

Name and Address	ORD 1P
PERSHING KEEN NOMINEES LIMITED WLPEP ACCT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	7,100
PHILDREW NOMINEES LIMITED HF ACCT 21 LOMBARD STREET, LONDON, EC3V 9AH	5,300
PHILDREW NOMINEES LIMITED BRC ACCT 21 LOMBARD STREET, LONDON, EC3V 9AH	6,000
PHILDREW NOMINEES LIMITED ROVP ACCT 21 LOMBARD STREET, LONDON, EC3V 9AH	11,419
MR GILES ARTHUR PHILLIPS 1 EAST END, LONG CLAWSON, LEICS, LE14 4NG	857
PIRC LTD 4TH FLOOR CITYSIDE, 40 ADLER STREET, LONDON, E1 1 EE	1
MR VICTOR PLOCQUE 3 RUE NICOLAS MORET, 75013 PARIS, FRANCE	571
POSSFUND NOMINEES LIMITED PODIRLND ACCT C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	1
PRINCIPAL NOMINEES LIMITED PEP ACCT 16 SOUTH PARK, SEVENOAKS, KENT, TN13 1AN	1,650
PRINCIPAL NOMINEES LIMITED PIM ACCT 16 SOUTH PARK, SEVENOAKS, KENT, TN13 1AN	825
PRODUCTIVE NOMINEES LIMITED 54195 ACCT 1 CURZON STREET, LONDON, W1J 5UB	2,000
PRUDENTIAL CLIENT HSBC GIS NOMINEE (UK) LIMITED PAC ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	5,436,774
PRUDENTIAL CLIENT HSBC GIS NOMINEE (UK) LIMITED PPL ACCT MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	122,800
MARK PRYOR ESQ 121 HOLLAND GARDENS, BRENTFORD, MIDDLESEX, TW8 0AZ	2,950
MR STEPHEN RONALD PUCKETT THE COTTAGE, THE KINGS DRIVE, BURHILL PARK, WALTON ON THAMES SU, KT12 4BA	114,285
MR MARC PUYOULET 67 RUE DU RANELAGH, 75016 PARIS, FRANCE	5,714
MS JASMINE YAN QIU FLAT G 27/F BLOCK 2, VILLA ESPLANADA, TSING YI, NEW TERRITORIES, HONG KONG	285

Name and Address	ORD 1P
LIAM MICHAEL QUANN ESQ + MRS SUSAN MELODY QUANN FLAT 4, 1 CROOKHAM STREET, FULHAM, LONDON, SW6 4EG	1,056
MR HARRY RADFORD 111 UPWOOD ROAD, LEE, LONDON, SE12 8AL	3,948
MS VICKI MICHELLE RAMSDEN 31 CHURCH STREET, LILYFIELD, NSW 2040, AUSTRALIA	2,000
JACOB RANSON ESQ 2 RECKITT ROAD, CHISWICK, LONDON, W4 2 BT	2,340
MR MARCO RAPETTO VIA DELLE INDUSTRE 70, ALBISSOLA MARINA (SV), 17012, ITALY	2,285
RATHBONE NOMINEES LIMITED PORT OF LIVERPOOL BUILDING, PIER HEAD, LIVERPOOL, L3 1 NW	21,200
RAVEN NOMINEES LIMITED 63822 ACCT 4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	201
RAVEN NOMINEES LIMITED 73866 ACCT 4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	420
R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET, GLASGOW, G2 5 NN	100,000
R C GREIG NOMINEES LIMITED BL1 ACCT 155 ST VINCENT STREET, GLASGOW, G2 5 NN	3,500
REDMAYNE (NOMINEES) LIMITED DM2059D ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,000
REDMAYNE (NOMINEES) LIMITED DM2114G ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,500
REDMAYNE (NOMINEES) LIMITED DP2101G ACCT 84 ALBION STREET, LEEDS, LS1 6AG	673
REDMAYNE (NOMINEES) LIMITED P64730A ACCT 84 ALBION STREET, LEEDS, LS1 6AG	550
REDMAYNE (NOMINEES) LIMITED P65741B ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,000
REDMAYNE (NOMINEES) LIMITED P66501C ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,000
REDMAYNE (NOMINEES) LIMITED P67205C ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,000

Name and Address	ORD 1P
REDMAYNE (NOMINEES) LIMITED P70211D ACCT 84 ALBION STREET, LEEDS, LS1 6AG	800
REDMAYNE (NOMINEES) LIMITED P71111D ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,110
REDMAYNE (NOMINEES) LIMITED P71223D ACCT 84 ALBION STREET, LEEDS, LS1 6AG	865
REDMAYNE (NOMINEES) LIMITED P71250D ACCT 84 ALBION STREET, LEEDS, LS1 6AG	970
REDMAYNE (NOMINEES) LIMITED P71643E ACCT 84 ALBION STREET, LEEDS, LS1 6AG	3,000
REDMAYNE (NOMINEES) LIMITED P73063E ACCT 84 ALBION STREET, LEEDS, LS1 6AG	1,000
RENSBURG CLIENT NOMINEES LIMITED CLT ACCT 10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9 AB	6,755
MS KAREN ELIZABETH REYNOLDS 20 BURGHILL ROAD, SYDENHAM, LONDON, SE26 4HN	285
MR ALEXANDRE RICHARD 10 RUE FREDERIC MAGISSON, PARIS, 75015, FRANCE	857
MR ETIENNE ROBELIN CHEMIN DE LA MICRAUSE, 30820 CAVEIRAC, FRANCE	285
MS JOSY ROBERTS 54 QUEENS ROAD, BASINGSTOKE, RG21 7RE	27
MRS KATHRYN LOUISE ROBERTS BARN OWL COTTAGE, TINTINHULL COURT MEWS, ST MARGARETS ROAD, TINTINHULL, SOMERSET, BA22 8PL	1,142
MR MICHAEL ROBERTS 110 CHARTWELL AVENUE, WINGERWORTH, CHESTERFIELD, DERBYSHIRE, S42 6SP	824
ROCK (NOMINEES) LIMITED GEN ACCT 25 LUKE STREET, LONDON, EC2A 4AR	11,209
ROCK (NOMINEES) LIMITED SIS ACCT 25 LUKE STREET, LONDON, EC2A 4AR	176
ROCK (NOMINEES) LIMITED 0229968 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	1,050
ROCK (NOMINEES) LIMITED 0513055 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	2,300

Name and Address	ORD 1P
ROCK (NOMINEES) LIMITED 0716491 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	11,650
ROCK (NOMINEES) LIMITED 0717662 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	2,000
ROCK (NOMINEES) LIMITED 1319519 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	322
ROCK (NOMINEES) LIMITED 1617458 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	900
ROCK (NOMINEES) LIMITED 1721867 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	2,500
ROCK (NOMINEES) LIMITED 2549577 ACCT 25 LUKE STREET, LONDON, EC2A 4AR	5,000
MRS SUSAN KAREN ROGERS 11 HAM LANE, STAPLETON, BRISTOL, BS16 1EE	714
MRS JILL MURIEL RONALD 11 HIGHLAND COURT, CHURCH ROAD, HAYWARDS HEATH, W SUSSEX, RH16 3NZ	2,284
MR PHILIP ROPER 45 MARLEY VIEW, CROSSFLATTS, BINGLEY, BD16 2EA	1,000
ROY NOMINEES LIMITED 100977 ACCT 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	21,400
ROY NOMINEES LIMITED 210004 ACCT 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	14,285
ROY NOMINEES LIMITED 665605 ACCT 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	34,990
ROY NOMINEES LIMITED 735000 ACCT 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	25,250
ROY NOMINEES LIMITED 999999 ACCT 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	547,889
MR JAMES MICHAEL DUDLEY RUSHWORTH 366 LAUREL WOOD AVENUE, SINGAPORE, 275966	1,714
MR PABLO SANCHEZ MARTIN JOAQUIN LORENZO N 81, 23035, MADRID	4,571
MR GURDIAL SINGH SANDHU 16 SCOTTS ROAD, SOUTHALL, MIDDLESEX, UB2 5DB	857

Name and Address	ORD 1P
MISS BARBARA SAUNSBURY 19 SOUTH PARK ROAD, WIMBLEDON, LONDON, SW19 8RR	1,500
MS ANNE SAUT 103 ST HONORE, 75001, PARIS, FRANCE	857
MS ELISABETH SAUX 38 RUE MARCEL LOFFEL, LES COTEAUX, 95100 ARGENTEVIL, FRANCE	285
SIMON JOHN SAVAGE ESQ 94 FLAT C LYNDHURST WAY, LONDON, SE15 5AQ	328
MR CORRADO SCALA VIA FAVELLI NO 1, CASTROCARO TERME (FO), 47011, ITALY	857
SCEPTRE NOMINEES LIMITED 00UK2NOM ACCT 230 BLACKFRIARS ROAD, LONDON, SE1 8NW	5,901
MR BRITTA INGE SCHNEIDER SEMMELWEISSTR 38, 78549 SPAICHINGEN, GERMANY	2,000
MS CARINE SCHWEITZER 10 RUE ANDRE MALRAUX, 67520 MARLENHEIM, FRANCE	285
MR DAVID SEARLE TALL TREES, GRENOFEN, NR TAVISTOCK, DEVON, PL19 9ES	1,250
MR WAYNE ANTHONY SEARLE 30 ALEXANDRA GARDENS, KNAPHILL, WOKING, SURREY, GU21 2DG	2,000
THE SECOND GENERATION COMPANY (1944) LIMITED PO BOX 38, GRAYS, ESSEX, RM17 5FD	150
THE SECURITIES MANAGEMENT TRUST LIMITED SMB ACCT 8 LOTHBURY, LONDON, EC2R 7HH	135
THE SECURITIES MANAGEMENT TRUST LIMITED SMC ACCT 8 LOTHBURY, LONDON, EC2R 7HH	11,061
THE SECURITIES MANAGEMENT TRUST LIMITED SMH ACCT 8 LOTHBURY, LONDON, EC2R 7HH	1,237
THE SECURITIES MANAGEMENT TRUST LIMITED SMJ ACCT 8 LOTHBURY, LONDON, EC2R 7HH	2,402
SECURITIES SERVICES NOMINEES LIMITED 2060000 ACCT C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	340,042
SECURITIES SERVICES NOMINEES LIMITED 2220002 ACCT C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	93,950

Name and Address	ORD 1P
SECURITIES SERVICES NOMINEES LIMITED 2550000 ACCT C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	6,655
SELF TRADE UK NOMINEES LTD ISA ACCT NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX	1,400
SELF TRADE UK NOMINEES LTD POOLED ACCT NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX	1,775
MRS SUZANNE VIVIAN SHACKELL 62 WOLSELEY ROAD, MOSMAN, NSW 2088, AUSTRALIA	2,285
MRS PANNA SHAH 11 TRYFAN CLOSE, REDBRIDGE, ILFORD, ESSEX, IG4 5JX	350
SHARE NOMINEES LTD OXFORD HOUSE, OXFORD ROAD, AYLESBURY, BUCKS, HP21 8SZ	10,052
MRS SUSAN SHEILD 162 HENDFORD HILL, YEOVIL, SOMERSET, BA20 2RG	1,000
MRS ANNETTE SHERMAN 11 COPE ROAD, WORCESTER, WR3 7JL	200
MR LUIS DIAS DA SILVA MARIANO PINA L-1509, 2 C - S D BENFICA, LISBOA, PORTUGAL	1,142
MR XAVIER SIMON 18 RUE BELFORT, LYON, 69004, FRANCE	285
MR MATTHEW CRAIG SIMPSON 18 LYNETTE AVENUE, WARRANDYTE, VICTORIA 3113, AUSTRALIA	1,142
MRS SANGELA DEVI SINGH 3 WOOD RIDGE PLACE, BAULKHAM HILLS, NSW 2153, AUSTRALIA	285
NIGEL JOHN SINSBURY ESQ 41 TUDOR ROAD, HAMPTON, MIDDLESEX, TW12 2NG	451
SKILLCAPITAL LTD 1 ANGEL COURT, LONDON, EC2R 7HJ	10
MICHAEL PAUL SMITH ESQ 16 HEYTESBURY PARK, HEYTESBURY, WARMINSTER, WILTSHIRE, BA12 0HG	1,000
MR TIMOTHY JAMES TRISTRAM SMITH 53 QUEENS ROAD, TUNBRIDGE WELLS, KENT, TN4 9NA	2,857
SOCGEN NOMINEES (UK) LIMITED 2000 ACCT SG HOUSE, 41 TOWER HILL, LONDON, EC3N 4SG	67,927

Name and Address	ORD 1P
MR MARCO SOLAINI 33 RUE ROBERTS JONES, 1180 UCCLE-BRUSSELS, BELGIUM	8,571
MR ARNAUD SOUCHAL 6 RUE JULIEN DVVIVIER, LYON 69003, FRANCE	285
MR MARTIN SOULSBY 64A DOROTHY RD, LONDON, SW11 2JP	500
SPEIRS & JEFFREY FUND MANAGEMENT LTD ISA ACCT 36 RENFIELD STREET, GLASGOW, G2 1 NA	2,325
MR PETER DEREK SPRAGG MOLE END PLACE, MILL ROAD, FOXEARTH, SUDBURY, SUFFOLK, CO10 7JF	500
ST ANNS SQUARE NOMINEES LIMITED ISA ACCT HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4 AF	3,664
DR RICHARD JOHN STANAGE 8 CAMBRIDGE ROAD, LYTHAM ST. ANNES, LANCASHIRE, FY8 5PJ	1,086
MATTHEW JAMES STANTON ESQ JESTERS, MAIN ROAD, SWALCLIFFE, NR BANBURY, OXON, OX15 5EH	1,000
STATE STREET NOMINEES LIMITED 21B5 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,324,800
STATE STREET NOMINEES LIMITED 22J9 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	370,050
STATE STREET NOMINEES LIMITED 3BD2 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,446,054
STATE STREET NOMINEES LIMITED 3E2P ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	59,600
STATE STREET NOMINEES LIMITED 4BHB ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	137,400
STATE STREET NOMINEES LIMITED 4BNE ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	50,600
STATE STREET NOMINEES LIMITED 5H73 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	10,380
STATE STREET NOMINEES LIMITED 75I6 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,057,000
STATE STREET NOMINEES LIMITED 7F0F ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,123,000

Name and Address	ORD 1P
STATE STREET NOMINEES LIMITED 8F1V ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	373,400
STATE STREET NOMINEES LIMITED C7M8 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	2,095,000
STATE STREET NOMINEES LIMITED C82G ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	196,400
STATE STREET NOMINEES LIMITED DZ48 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	152,800
STATE STREET NOMINEES LIMITED EBY5 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	536,800
STATE STREET NOMINEES LIMITED FDC3 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	22,800
STATE STREET NOMINEES LIMITED HG22 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	2,837,000
STATE STREET NOMINEES LIMITED HK14 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	335,198
STATE STREET NOMINEES LIMITED HKEG ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	63,955
STATE STREET NOMINEES LIMITED HKEN ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	846,804
STATE STREET NOMINEES LIMITED HKF4 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	142,210
STATE STREET NOMINEES LIMITED HKMF ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	17,990
STATE STREET NOMINEES LIMITED JD12 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	184,814
STATE STREET NOMINEES LIMITED JUWG ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	117,200
STATE STREET NOMINEES LIMITED L015 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	247,030
STATE STREET NOMINEES LIMITED N45L ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	615,600
STATE STREET NOMINEES LIMITED OM01 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	2,497,608

Name and Address	ORD 1P
STATE STREET NOMINEES LIMITED OM02 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	6,722,728
STATE STREET NOMINEES LIMITED TH15 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	913,040
STATE STREET NOMINEES LIMITED TH24 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	612,750
STATE STREET NOMINEES LIMITED TRA9 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,126,000
STATE STREET NOMINEES LIMITED W3I8 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	41,884
STATE STREET NOMINEES LIMITED WB2G ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	2,574,300
STATE STREET NOMINEES LIMITED WJA2 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	39,046
STATE STREET NOMINEES LIMITED XB1Y ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	50,500
STATE STREET NOMINEES LIMITED XBA2 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	23,175
STATE STREET NOMINEES LIMITED GULF1 ACCT 525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	416,153
MRS ANN PATRICIA STEAD ELM TREE COTTAGE, WYKE, LEEDS, LS17 9JU	500
MISS JULIE STEPHEN 14 JAMESON STREET, MOSMAN PARK, 6012, AUSTRALIA	285
STRAND NOMINEES LIMITED SNCHTY ACCT PO BOX 10, TURNPIKE HOUSE, 123 HIGH STREET, CRAWLEY, WEST SUSSEX, RH10 1DQ	14,000
ALEXANDER STRANG ESQ 27 LYNTON AVENUE, WHITECRAIGS, GLASGOW, G46 7JP	250
MISS JEAN CATHERINE STRANG 27 LYNTON AVENUE, WHITECRAIGS, GLASGOW, G46 7JP	250
MRS MARY ALICE SYKES 22 BRENTFIELD WAY, PENRITH, CUMBRIA, CA11 8DL	400
MR ALAN TALLETT 8 CEDARS WOOD, CHORLEYWOOD, WD3 5GD	2,857

Name and Address	ORD 1P
XAVIER TANDONNET 58 RUE ALBUT TOLY, 78000 VERSAILLES, FRANCE	571
MR DAVID JOHN TAYLOR 67 SEYMOUR ROAD, ST ALBANS, HERTS, AL3 5HN	56
MRS LINDA ANN TAYLOR KINSARVIK, WESTCLIFF DRIVE, SHEERNESS, KENT	350
TD WATERHOUSE NOMINEES (EUROPE) LIMITED SMKTGPEP ACCT 201 DEANSGATE, MANCHESTER, M3 3 TD	2,863
TD WATERHOUSE NOMINEES (EUROPE) LIMITED SMKTISAS ACCT 201 DEANSGATE, MANCHESTER, M3 3 TD	14,340
TD WATERHOUSE NOMINEES (EUROPE) LIMITED SMKTNOMS ACCT 201 DEANSGATE, MANCHESTER, M3 3 TD	331,454
TEAWOOD NOMINEES LIMITED 17953 ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	3,700
TEAWOOD NOMINEES LIMITED 39900 ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	3,000
TEAWOOD NOMINEES LIMITED 40625 ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	3,500
TEAWOOD NOMINEES LIMITED 40645 ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	2,000
TEAWOOD NOMINEES LIMITED 41426 ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	8,750
TEAWOOD NOMINEES LIMITED ONLINE ACCT BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	1,400
MRS JUNE THELMA TEERS 10 ASTHILL GROVE, COVENTRY, WEST MIDLANDS, CV3 6HP	1,000
THESIS NOMINEES LIMITED EXCHANGE BUILDING, ST JOHN'S STREET, CHICHESTER, WEST SUSSEX, PO19 1UP	3,400
MR ANTHONY LINDSAY THOMPSON C/O MICHAEL PAGE INTERNATIONAL, 601 ONE PACIFIC PLACE, 88 QUEENSWAY ADMIRALTY, HONG KONG	285
MR DAVID TREUSSARD 471 9TH STREET, BROOKLYN, NY 11215, USA	571
MISS SUSANNA WING YAN TSE BLOCK 26 FLAT 22D, UPPER BAGUIO VILLA, 555 VICTORIA ROAD, POKFULAM, HONG KONG	571

Name and Address	ORD 1P
TULLETT LIBERTY (EQUITIES) LIMITED EQUITIES ACCT CABLE HOUSE, 54-62 NEW BROAD STREET, LONDON, EC2M 1SJ	220
MS JEAN-MARIE VERDIER 63 RUE BEMET, 75015 PARIS, FRANCE	1,142
MISS KULWINDER VERMA CHALFONT, HORNBY ROAD, GOLDTHORN PARK, WOLVERHAMPTON, WV4 5EU	285
MR ERIC YVES LOUIS VERNEY 18 BOULEVARD DE JARDY, 92420 VAUCRESSON, FRANCE	857
VIDACOS NOMINEES LIMITED CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,081,814
VIDACOS NOMINEES LIMITED 978 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,100
VIDACOS NOMINEES LIMITED BPM ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	571
VIDACOS NOMINEES LIMITED FGN ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	6,847,190
VIDACOS NOMINEES LIMITED KBL ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	40,300
VIDACOS NOMINEES LIMITED RG2 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	707,401
VIDACOS NOMINEES LIMITED 1796 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	300,000
VIDACOS NOMINEES LIMITED 1797 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	65,000
VIDACOS NOMINEES LIMITED 1799 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	300,000
VIDACOS NOMINEES LIMITED 1952 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	302,341
VIDACOS NOMINEES LIMITED 2992 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	218,676
VIDACOS NOMINEES LIMITED 3477 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	100,000
VIDACOS NOMINEES LIMITED BFCM ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	4,570

Name and Address	ORD 1P
VIDACOS NOMINEES LIMITED RG61 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	595,698
VIDACOS NOMINEES LIMITED SSB1 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	3,000
VIDACOS NOMINEES LIMITED CSFB1 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	4,000
VIDACOS NOMINEES LIMITED IRISH ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	112,984
VIDACOS NOMINEES LIMITED SL006 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,964,037
VIDACOS NOMINEES LIMITED SL027 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	464,510
VIDACOS NOMINEES LIMITED SL028 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	51,093
VIDACOS NOMINEES LIMITED SL029 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	360,000
VIDACOS NOMINEES LIMITED SL065 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	230,000
VIDACOS NOMINEES LIMITED SL068 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	102,286
VIDACOS NOMINEES LIMITED SL073 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	82,905
VIDACOS NOMINEES LIMITED SPFFTI ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	934,658
VIDACOS NOMINEES LIMITED SPFNIL ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	391,200
VIDACOS NOMINEES LIMITED CLRLUX2 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	238,532
VIDACOS NOMINEES LIMITED NRWICH4 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	100,674
VIDACOS NOMINEES LIMITED NRWICH6 ACCT CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	400,000
MISS LAM WAN YEE VINY FLAT E 20/F BLOCK 5, SUN YUEN LONG CENTRE, YUEN LONG N T, HONG KONG	1,420

Name and Address	ORD 1P
MR MARK JOHN WALKER 14 HEATHFIELDS, CHIEVELEY, NEWBURY, BERKSHIRE, RG20 8TW	1,567
WATERHOUSE NOMINEES LIMITED CHRBNIM ACCT ONE CANADA SQUARE, LONDON, E14 5AL	30,550
MRS JOSEPHINE ANNE WATSON TWINWAYS, 62 FLITWICK ROAD, MAULDEN, BEDFORD, MK45 2BJ	3,571
MRS KRISTIN WATSON ACRE WOOD HOUSE, 7 THE MAPLES, SILSOE, BEDFORD, MK45 4DL	150,000
MR ANDREW STEPHEN JUNIPER WATTS 30 CRAIG HOUSE, HARTINGTON, LONDON, W13 8QJ	571
W B NOMINEES LIMITED SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ	1,000
W B NOMINEES LIMITED CERTSLD ACCT SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ	12,000
MRS AVANI WELSFORD 19 CONWAY ROAD, TAPLOW, MAIDENHEAD, BERKS, SL6 OLB	1,143
MR RICHARD ANTHONY WELSFORD 19 CONWAY ROAD, TAPLOW, MAIDENHEAD, BERKS, SL6 OLB	1,142
W H IRELAND NOMINEES LIMITED GEN ACCT 11 ST JAMES'S SQUARE, MANCHESTER, M2 6 WH	1,960
MRS HELEN MARY WHITING 27 VICTORIA AVENUE, WALLINGTON, SURREY, SM6 7JP	715
MRS JEAN BARBARA WIGGS 91 CHURCH ROAD, WATFORD, WD17 4QD	500
WILLBRO NOMINEES LIMITED PAL ACCT P.O. BOX 515, 6 BROADGATE, LONDON, EC2M 2RP	4,000
WILLIAM M MERCER LIMITED SEC ACCT DEXTER HOUSE, 2 ROYAL MINT COURT, LONDON, EC3N 4NA	1
MRS PATRICIA WILLIAMS 37 BIRKDALE AVENUE, PINNER, MIDDLESEX, HA5 5SG	35
WINTERFLOOD SECURITIES LIMITED WINSCREP ACCT THE ATRIUM BUILDING, CANNON BRIDGE, 25 DOWGATE HILL, LONDON, EC4R 2GA	1,000
MS NATHALIE WITASSE 07 RE DE LA JACQUENE, 75011 PARIS, FRANCE	285

Name and Address	ORD 1P
MR ERIC WOMERSLEY + MRS FRANCES ANN WOMERSLEY 64 SALTDEAN DRIVE, BRIGHTON, EAST SUSSEX, BN2 8SD	6,000
MS NATALIE MEI SIN WONG FLAT 2C, 23 REPULSE BAY ROAD, REPULSE BAY, HONG KONG	571
MS OI PO CATHERINA WONG FLAT C 17/F BLOCK ONE, ROYAL SEA CREST, 8 LUNG TANG ROAD, TSING LUNG TAU, NEW TERRITORIES HONG KONG	1,142
MRS SALLY ANN WOOD 5 SHAPLANDS, STOKE BISHOP, BRISTOL, BS9 1AY	700
MS SHEK SHEK LOUISA YEUNG FLAT G 21/F BLOCK 25, SOUTH HORIZONS, AP LEI CHAN, HONG KONG	2,562

Run Date: 04-AUG-2005 02:27PM
Ref: RS2650 V4.1p
Company Code: MPAI

Registered Share Holder List

MICHAEL PAGE INTERNATIONAL PLC

TOTALS

Share class	Holding	%AGE
O ORD 1P	357,202,799	

Number of accounts printed 719

Selection Totals

Number of accounts read 1,386
Number of hits 719

Type	Field Name	Class	Option	Range From	Range To	Hits
INCLUDE	LEDBAL	O		.0001	99999999999.9999	719
EXCLUDE	CLOSED			0	0	719
EXCLUDE	CONTROL			0	0	719
EXCLUDE	AMALGIVC			0	ZZZZZZZZZZZ	719

Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[82-5162]

Registrar of Companies
Companies House
21 Bloomsbury Street
London
WC1B 3XD

L82YP5ZE
LD4 0492
COMPANIES HOUSE 09/06/05

9 June 2005

Dear Sir/Madam,

Following the Annual General Meeting on 27 May 2005 held at 39 – 41 Parker Street, London, WC2B 5LN, Michael Page International plc announces that the following resolutions were duly passed by shareholders.

The following ordinary resolution:
That the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,190,675 to such persons upon such conditions as the directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

The following special resolution:
That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £178,601, and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under the previous resolution shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

As special business the following special resolution:
That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 35,720,280;
(b) the minimum price which may be paid for each ordinary share is 1 pence;
(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time; and
(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

The following special resolution:
That the existing Article 139 of the Company's Articles of Association be deleted and replaced with the new Article 139 set out below:

139. Subject to the provisions of the Act, the Company may:
(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company; and/or

Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company.
For the purposes of this article, "associated Company" has the same meaning as in section 309A of the Act.

I also enclose a copy of our amended Articles of Association

Yours faithfully

Richard McBride
Company Secretary

82-5162

No. 3310225

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

of

MICHAEL PAGE INTERNATIONAL PLC

(Adopted by Written Resolution passed on 1 March 2001 and subsequently amended by Special Resolution passed on 27 May 2005)

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 020-7374 8000
Fax: 020-7374 0888
Ref:2093/2447/30811984

INDEX

ARTICLES OF ASSOCIATION

of

MICHAEL PAGE INTERNATIONAL PLC

(adopted by Written Resolution passed on 1 March 2001 and subsequently amended by Special Resolution passed on 27 May 2005)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

"the Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"address" in relation to electronic communications, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"the Uncertificated Securities Regulations" means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995.

(2) In these Articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares.

SHARE CERTIFICATES

13. (1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or

in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to

is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

29. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

30. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned.

31. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid or on which the company has a lien provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

32. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

33. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

34. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

41. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

42. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

43. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may,

in the case of shares in certificated form, authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

44. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

45. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

46. All general meetings other than annual general meetings shall be called extraordinary general meetings.

47. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

48. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

49. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

51. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand

be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

59. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

60. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

62. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

63. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

64. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

65. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

66. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

67. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

68. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

69. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

70. Subject to article 70A below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

70A. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

71. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an instrument in writing be deposited at the Office or at such other place [in the United Kingdom] as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

72. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

73. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

74. The directors may at the expense of the Company send or made available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

74A Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

75. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the

Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

76. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

77. A director shall not require a share qualification.

78. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £600,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

79. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

80. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

81. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be

invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

86. (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

87. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

88. At the annual general meeting in every year there shall retire from office by rotation:-

(a) all directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them; and

(b) if the number of directors retiring under (a) above is less than one-third of the directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

89. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 88(b) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

90. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

91. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

92. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

93. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

94. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

95. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

96. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

97. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing by all the other directors to resign.

98. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

99. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

100. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director

has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

101. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

102. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

103. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

104. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

105. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

106. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

107. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

108. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs -

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate

in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

109. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

110. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

111. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

112. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

113. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

114. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

115. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

116. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

117. Subject to any provisions of these articles and the rights attaching to any shares any dividend or other monies payable on or in respect of a share may be declared and/or paid in such currency or currencies and using such exchange rate and/or such date for determining the value of currency conversions as the Directors may determine.

118. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

119. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

120. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

121. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant

shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

122. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

123. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

124. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors

as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

125. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential

dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph

(1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

126. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

127. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

128. Any notice to be given to or by any person pursuant to these articles shall be in writing or given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communication.

129. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where:-

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice

throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that Article 49 shall apply to such notice as it does to any other notice of meeting.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom (not being an address for the purposes of electronic communications) at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

130. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

131. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of [fifteen] [twenty one] days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

132. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

133. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

134. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the

day following that on which the member is notified of such publication in accordance with article 128. Proof that a notice contained in an electronic communication was sent in accordance with the Guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

135. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be within the United Kingdom given in any manner in which it might have been given if the death or bankruptcy had not occurred.

136. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

DESTRUCTION OF DOCUMENTS

137. (1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly

made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

138. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

139. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company.

For the purposes of this article, "associated Company" has the same meaning as in section 309(A) of the Act.

Michael Page International plc

Notes to the unaudited financial information (continued)

DRAFT

5. Earnings per share ("eps")

The calculation of the basic, diluted, and adjusted earnings per share is based on the following data:

	Six months ended		
	30 June 2005	30 June 2004	31 December 2004
Earnings			
Earnings before exceptional items for basic eps(£'000)	**11,739**	19,894	35,105
Post tax exceptional items (£'000)	**-**	(9,000)	(9,000)
Earnings after exceptional items for adjusted eps (£'000)	**11,739**	10,894	26,105
Number of shares			
Weighted average number of shares used for basic and adjusted eps ('000)	**356,707**	356,689	351,555
Dilution effect of share plans		165	3,744
Diluted weighted average number of shares used for diluted eps ('000)	**356,707**	356,854	355,299
Basic earnings per share (pence)	**3.3**	5.6	10.0
Diluted earnings per share (pence)	**3.3**	5.6	9.9
Adjusted earnings per share (pence)	**3.3**	3.1	7.4

All earnings are derived from continuing operations.

6. Property, plant and equipment

	Leasehold *improvements* £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2005	14,426	25,731	3,454	43,611
Additions	999	1,100	440	2,539
Disposals	(189)	(568)	(1,293)	(2,050)
Reclassification	0	0	(0)	0
Foreign currency translation	(223)	(317)	(30)	(570)
At 30 June 2005	**15,014**	**25,947**	**2,571**	**43,531**
Depreciation				
At 1 January 2005	6,550	16,552	1,625	24,727
Charge for the year	524	1,060	233	1,816
Disposals	(167)	(515)	(806)	(1,489)
Reclassification	0	0	(0)	0
Foreign currency translation	(100)	(232)	(24)	(357)
At 30 June 2005	**6,806**	**16,865**	**1,027**	**24,698**
Net book value				
At 30 June 2005	**8,208**	**9,082**	**1,544**	**18,834**
At 31 December 2004	7,877	9,179	1,829	18,885